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Exhibit

Exhibit            Description

99.1	Announcement on 2017/12/06: Micron Technology Inc. filed a civil lawsuit in California accusing UMC of trade secret infringement.

Exhibit 99.1

Micron Technology Inc. filed a civil lawsuit in California accusing UMC of trade secret infringement

1. Date of occurrence of the event: 2017/12/06
2. Company name: United Microelectronics Corp.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Cause of occurrence:
Micron Technology Inc. filed a civil lawsuit in California accusing UMC of DRAM trade secret infringement.
6. Countermeasures:
UMC will appoint legal counsel to protect the interests and goodwill of UMC.
7. Any other matters that need to be specified:
UMC respects the intellectual property owned by all others, and will not violate their rights.
UMC invested resources in the R&D of semiconductor technologies and owns numerous related patents. UMC will protect the Company’s interests in due course under the law.